

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 16, 2009

Via U.S. Mail and Facsimile to (805) 884-9972

Mr. Paul Feller
Principal Executive Officer
Stratus Media Group, Inc.
3 East De La Guerra Street
Santa Barbara, CA 93001

> **Re:**   **Stratus Media Group, Inc.**
> **Form 10-K/A (No. 1) for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Response Letter Dated September 4, 2009**
> **File No. 0-24477**

Dear Mr. Feller:

We have reviewed your filings and response and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2008

1.   We note in an Item 4.01 Form 8-K filed on August 5, 2008, that you engaged
        Goldman Parks Kirklands Mohidin LLC on July 30, 2008. We further note in a
        Form 8-K filed on March 14, 2008, that Singer Lewak Greenbaum & Goldstein
        opined on the financial statements of Pro Sports & Entertainment, Inc. as of and
        for the years ended December 31, 2006 and 2005. Unless the same accountant
        reported on the most recent financial statements of both the registrant (Feris
        International, Inc.) and the accounting acquirer (Pro Sports & Entertainment,
        Inc.), a reverse acquisition results in a change in accountants. Please file an Item
        4.01 8-K to report the change in accountants that occurred upon the reverse
        acquisition that provides the disclosures required by Item 304 of Regulation S-K,
        treating the accountant that no longer will be associated with the registrant's
        financial statements as the predecessor accountant.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

Critical Accounting Policies, page 19

Goodwill and Intangible Assets, page 20

2.   We note your responses to comment 4 of our letter dated May 22, 2009, and
        comment 2 of our letter dated July 24, 2009. For each event right owned and the
        Stratus Rewards program, please provide us with the valuations and describe for
        us the basis for your estimates involving all significant assumptions employed.
        We expect that the significant assumptions would include, at a minimum, the year
        revenues begin, the amount of discounted cash flows, the growth rate, and
        discount rate. To support your estimate of the year revenues begin describe in
        greater detail the amount of lead time necessary to conduct the event and the steps
        you have taken to date to plan the event. Explain why it has taken so long to
        conduct events after the date of their respective acquisitions.

Item 9A(T). Controls and Procedures, page 44

3.   We note in your response to comment 6 in our letter dated July 24, 2009 that the
        Company has reached the conclusion that both the ICFR and DC&P were
        ineffective as of December 31, 2008. We also note your revised Item 9A(T)
        disclosure, and it appears to us that you have combined your DC&P and ICFR
        disclosures. Please provide us with your entire revised disclosure for each
        heading under Item 9A(T) (i.e. Evaluation of Disclosure Controls and Procedures,
        Management's Report on Internal Control Over Financial Reporting, and Changes
        in Internal Control over Financial Reporting).

<u>Management's Report on Internal Control Over Financial Reporting, page 44</u>

4.   We note the exposed *weaknesses* in your response to comment 6 in our letter
        dated July 24, 2009. Please tell us if you have now identified *material
        weaknesses* upon further review and examination, and ultimate conclusion that
        ICFR was ineffective as of December 31, 2008. If so, include the following in
        your revised disclosure:

        a) the nature of the actual material weaknesses,

        b) the impact of the material weaknesses on the financing reporting and
            control environment, and

        c) management's current plans, if any, for remediating the material
            weaknesses.

        Refer to Section II.B.3 of SEC Release No. 33-8810.

5.   If you have instead determined there to be control deficiencies, please disclose
        what, if any, impact the control deficiencies had on the Company's ICFR and
        financial reporting, when considering the effect of any compensating controls.
        Refer to Sections II.B.1 and II.B.5 of SEC Release No. 33-8810 for additional
        guidance.

6.   In your revised Item 9A(T), please also include the proposed ICFR disclosures in
        your response to comment 25 and 26 in our letter dated May 22, 2009.

<u>Form 10-Q for the fiscal quarter ended June 30, 2009</u>

<u>Item 4T. Controls and Procedures, page 23</u>

<u>Evaluation of Disclosure Controls and Procedures, page 23</u>

7.   We note your conclusion that DC&P was effective as of June 30, 2009 with *one
        exception*. Please describe to us the exception and be advised that you should not
        qualify your DC&P conclusion with exceptions. Any exception(s) would result in
        a conclusion that DC&P was not effective. Revise to state your conclusion in
        clear and unqualified language and include a description of any exception(s) that
        causes DC&P to be ineffective, as necessary. To the extent you believe that your
        DC&P are effective as of June 30, 2009, please explain why you changed your
        conclusion from March 31, 2009, and disclose the changes in your DC&P from
        March 31, 2009 that resulted in a conclusion that your DC&P were effective.

*   *   *   *

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services